Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Natural Health Trends Corp.
Rolling Hills Estates, California

We consent to the incorporation by reference in Registration Statement on Form S-8 (333-210658) of our report dated March 10, 2017, with respect to the consolidated balance sheets of Natural Health Trends Corp. as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which appear in this Annual Report on Form 10-K for the year ended December 31, 2016.

/s/ Lane Gorman Trubitt, LLC

Dallas, Texas
March 10, 2017